Dominic J. Addesso President and Chief Financial Officer Everest Re Group, Ltd. Wessex House 2nd Floor P O Box HM 845 Hamilton HM DX, Bermuda

October 4, 2011

Mr. Jim B. Rosenberg
Senior Assistant Chief Accountant
United States Securities and Exchange Commission
Washington D.C. 20549

Re:	Everest Re Group, Ltd.
Form 10-K for Fiscal Year Ended December 31, 2010
Filed March 1, 2011
DEF 14A Proxy Statement
Filed April 15, 2011
File No. 001-15731

Dear Mr. Rosenberg:

The following is in response to your letter dated September 6, 2011 to Mr. Joseph V. Taranto, Chairman and Chief Executive Officer.  In connection with this response, Everest Re Group, Ltd. (“the Company”) acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosures in the filing;
•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The format of this response reflects the Commission’s comment followed by the Company’s response in bold print.

Form 10-K for Fiscal Year Ended December 31, 2010
Notes to Consolidated Financial Statements
1.	Summary of Significant Accounting Policies
1B. Investments, page F-8

1.
Please refer to prior comments one and two. Please provide us proposed disclosure to be included in future filings required by ASC 825-10-50-28 through 50-32 for those securities where you elected the fair value option. For example, it appears that you are missing the disclosure required by paragraphs 50-28(a) and (b) and 50-30(b).

Everest Re Group, Ltd
File No. 001-15731
October 4, 2011

Response:

The Company will expand its Footnote 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, B. Investments, in future filings to include the additional language indicated below by italics:

"Fixed maturity and equity security investments available for sale, at market value, reflect unrealized appreciation and depreciation, as a result of temporary changes in market value during the period, in shareholders’ equity, net of income taxes in “accumulated other comprehensive income (loss)” in the consolidated balance sheets.  Fixed maturity and equity securities carried at fair value reflect fair value re-measurements as net realized capital gains and losses in the consolidated statements of operations and comprehensive income (loss).  The Company records changes in fair value for its fixed maturities available for sale, at market value through shareholders’ equity, net of taxes in accumulated other comprehensive income (loss) since cash flows from these investments will be primarily used to settle its reserve for losses and loss adjustment expense liabilities.  The Company anticipates holding these investments for an extended period as the cash flow from interest and maturities will fund the projected payout of these liabilities.

Fixed maturities carried at fair value represent a portfolio of foreign denominated fixed maturity securities, which will be used to settle loss and loss adjustment reserves in the same currency, and a portfolio of convertible bond securities, which have characteristics similar to equity securities.  The Company carries all of its equity securities at fair value except for mutual fund investments whose underlying investments are comprised of fixed maturity securities.  For equity securities, available for sale, at fair value, the Company reflects changes in value as net realized capital gains and losses since these securities may be sold in the near term depending on financial market conditions.

Interest income on all fixed maturities and dividend income on all equity securities are included as part of net investment income in the consolidated statements of operations and comprehensive income (loss).

Unrealized gains (losses) on fixed maturities, which are deemed…”

16. Contingencies, page F-42

2.	Please refer to your response to prior comment five.

•
Regarding matters relating to your insurance and reinsurance business, you indicate that you consider these matters in determining your reserves for loss and loss adjustment expenses. You continue to disclose that “an adverse resolution of one or more of these items in any one quarter or fiscal year could have a material adverse effect on the Company’s results of operations in that period.” This disclosure appears to indicate there is at least a reasonable possibility that a material loss exceeding amounts already recognized may have been incurred. Please tell us how you considered SAB Topic 5.W., which appears to require additional disclosure. Please provide us revised proposed disclosure to be included in future filings.

Everest Re Group, Ltd
File No. 001-15731
October 4, 2011

•
Regarding your statement in your response that there are no known significant pending legal issues not involving insurance or reinsurance business activity, please provide us proposed disclosure to be included in future filings to indicate, if true, that these matters are not material to your financial statements, or provide us proposed disclosure to be included in future filings to either disclose an estimate of the additional loss or range of loss or state that such an estimate cannot be made as required by ASC 450-20-50-4b.

Response:

•
The contingency disclosure concerning the Company’s insurance and reinsurance business addressed the general uncertainty regarding the settlement of insurance and reinsurance claims and the potential adverse impact on the Company’s financial statements and liquidity due to unknown future litigation.  The Company did not have at December 31, 2010, and currently does not have, any individual claim or reinsurance disputes that it considers nonrecurring or abnormal and has not made any judgmental adjustments to historical experience for insufficiently understood claims activity.  The Company will remove this general disclosure from the contingency footnote in future filings.

•
The purpose of the Company’s statement; “There are no known significant pending legal issues not involving insurance or reinsurance business activity.”, was intended to inform the readers of the financial statements that there were no known material corporate legal issues, which could materially impact future financial statements.  As with any corporation, the Company is involved in miscellaneous legal issues at the corporate level.  These issues are not material to the Company either individually or in the aggregate.  An estimate of the amount of loss from these issues could be determined; however, the amount is not material enough to disclose.  As a result, the Company will also remove this disclosure from the contingency footnote in future filings.

Definitive Proxy Statement on Schedule 14A
Base Salary and Bonus Determinations, page 18

3.
We note your response to our prior comment 6. Regardless of the fact that your Compensation Committee does not, “identify any specific factors or particular criteria that must be met by each executive officer,” the Committee still conducts an evaluation of each executive officer’s performance in order to make their subjective determination of the amounts of base salary increases and bonus awards. Our comment seeks added disclosure which clarifies for investors the considerations that were made by the Compensation Committee in evaluating each executive officer’s performance that led to the salary increases and bonus amounts ultimately awarded. Therefore, we hereby reissue our prior comment and ask that you amend your 2010 Form 10-K to disclose the specific facts and circumstances related to responsibilities, experience, contributions and performance that the Committee considered for each Named Executive Officer in adjusting salaries and awarding incentive cash compensation.

Response:

As discussed with Michael Rosenthall on September 20, 2011, the Company continues to believe that its Compensation Discussion and Analysis ("CD&A") in the 2011 annual meeting proxy statement complied with the requirements of Item 402(b) of Regulation S-K and with its undertaking contained in its letter dated December 1, 2009 addressed to Mr. Jeffrey Reidler wherein it agreed that in the future CD&A “will include a discussion of any material factors identified and considered by the Compensation Committee in adjusting the base salaries and bonus awards…”.

Everest Re Group, Ltd
File No. 001-15731
October 4, 2011

As disclosed in the Company’s proxy filings in 2010 and 2011, the Compensation Committee did not identify any specific criteria or material factors when considering adjustments to the base salaries and bonus awards for the Named Executive Officers other than Mr. Taranto.

In the Company’s 2011 annual meeting proxy statement, with respect to each Named Executive Officer’s annual salary, the Company disclosed the following:

“. . . base salaries are established upon hire or assignment date and reconsidered annually or as responsibilities change.  Adjustments are based on each executive officer’s performance and the Company’s performance and may also take into account competitive conditions in the industry.  All base salary determinations are in the subjective judgment and discretion of the Compensation Committee. The Compensation Committee has not identified any specific factors or particular criteria that must be met by each executive officer and does not assign any relative weighting to any factors or criteria it considers.”

Similarly, with respect to bonus awards, the Company disclosed the following:

“The actual cash bonus amounts recommended for individual plan participants are subjectively and judgmentally determined by executive management based on a variety of factors including individual responsibilities, experience, contributions and performance, as well as position relative to internal peers. . . . All bonus determinations are in the subjective judgment and discretion of management and the Compensation Committee.  Management and the Compensation Committee have not identified any specific factors or particular criteria that must be met by each executive officer and do not assign relative weighting to any factors in criteria they consider.  Rather they exercise their subjective judgment and discretion by taking into account all factors that they deem relevant. . . . The bonus payments for Messrs. Addesso, de Saram, Mukherjee and Shoemaker were based on the Company’s financial performance, their individual responsibilities and the Chief Executive Officer’s and the Compensation Committee’s assessment of their individual performance.”

However, the Compensation Committee did not identify any specific factor or criteria that it considered when evaluating the compensation of the Named Executive Officers as a group or for any person individually.  Rather it concluded that each of the Named Executive Officers performed as expected, and as described above and without identifying any specific factor or criteria, made a determination for each person as to the appropriate salary and bonus levels for 2010.

Consistent with Item 402(b) of Regulation S-K, the Company disclosed what was considered by the Compensation Committee in determining compensation of the Named Executive Officers, other than Mr. Taranto.

Although as we noted earlier in this response, we believe the Company’s CD&A complied with all applicable requirements, for the sake of clarity, in future filings, assuming the underlying facts do not change, the Company will add additional language, similar to the following indicated below by italics, in CD&A:

“Base Salary and Bonus Determinations.

The base salaries for all executive officers are determined by the Compensation Committee.  With the exception of Messrs. Taranto, Addesso and de Saram who have or had employment agreements, base salaries are established upon hire or assignment date and reconsidered annually or as responsibilities change.  Adjustments are based on each executive officer’s performance and the Company’s performance and may also take into account competitive conditions in the industry. All base salary determinations are in the subjective judgment and discretion of the Compensation Committee. The

Everest Re Group, Ltd
File No. 001-15731
October 4, 2011

Compensation Committee has not identified any specific factors or particular criteria that must be met by each executive officer and does not assign any relative weighting to any factors or criteria it considers. Rather it exercises its subjective judgment and discretion by taking into account all factors that it deems relevant.

For purposes of base salary compensation and in assessing competitive conditions in the industry, the Compensation Committee may periodically examine trade or other publications regarding executive compensation, including publicly filed financial statements of other publicly traded property/casualty insurance and reinsurance companies.  However, the Compensation Committee does not engage in formal benchmarking in determining compensation for Named Executive Officers.

The Company awards annual cash bonuses to executive officers under the Annual Incentive Plan and the Executive Performance Annual Incentive Plan.  The Annual Incentive Plan is applicable to all executive officers and management employees, except for Mr. Taranto who is subject to the Executive Performance Annual Incentive Plan.  Under the Annual Incentive Plan, the Company may make cash payments each year to employees who hold positions of significant responsibility and/or whose performance or potential contribution, in the judgment of the Compensation Committee, will contribute materially to the success of the Company and its subsidiaries.  The Annual Incentive Plan is designed to reward past accomplishments, to motivate future accomplishments, and to aid in attracting and retaining employees of the caliber necessary for the continued success of the Company.  The actual cash bonus amounts recommended for individual plan participants are subjectively and judgmentally determined by executive management based on a variety of factors including individual responsibilities, experience, contributions and performance, as well as position relative to internal peers.  Consideration of these factors encourages executives to strive to improve their performance. The Compensation Committee reviews management’s recommendation, and has the discretion to reject or modify the recommended individual awards. All bonus determinations are in the subjective judgment and discretion of management and the Compensation Committee. Management and the Compensation Committee have not identified any specific factors or particular criteria that must be met by each executive officer and do not assign any relative weighting to any factors in criteria they consider. Rather they exercise their subjective judgment and discretion by taking into account all factors that they deem relevant.   For 20XX, the Company limited the aggregate amount available for bonus payments to XX% of the Company’s net operating income.  For purposes of determining 20XX awards, the total amount available for bonuses under the Annual Incentive Plan was $XX million.  The bonus payments for Messrs. Addesso, de Saram, Mukherjee and Shoemaker were based on the Company’s financial performance, their individual responsibilities and the Chief Executive Officer’s and the Compensation Committee’s assessment of their individual performance of their responsibilities.

With respect to adjustments to Mr. Addesso’s base salary and bonus award, the Committee considered the execution of his responsibilities as the Company’s Chief Financial Officer which include, among other things, capital allocation and investment strategies, assessment of potential acquisitions, long range strategic planning, interfacing with the Company’s shareholders and outside ratings agencies, responding to analyst inquiries.  The Committee also considered Mr. Addesso’s management and oversight of several corporate units including Accounting and Financial Reporting, Comptrollers, Investments, Actuarial and Treasury.

With respect to adjustments to Mr. de Saram’s base salary and bonus award, the Compensation Committee considered the execution of his responsibilities as Deputy Chairman, Managing Director and Chief Executive Officer of Everest Reinsurance (Bermuda), Ltd. and Deputy Chairman of Everest Re Advisors and Everest International Reinsurance, Ltd.  Mr. de Saram’s roles and responsibilities include management, supervision and oversight of the branch offices and underwriting operations within Bermuda and Europe and the strategic direction of the Company’s European operations.

Everest Re Group, Ltd
File No. 001-15731
October 4, 2011

With respect to adjustments to Mr. Shoemaker’s base salary and bonus award, the Committee considered the execution of his responsibilities as Comptroller and Principal Accounting Officer which include oversight and preparation of GAAP, statutory and regulatory accounting and financial filings, investment accounting, accounting research and annual audit coordination.

With respect to adjustments to Mr. Mukherjee’s base salary and bonus award, the Committee considered the execution of his responsibilities as the Company’s General Counsel, Secretary and Chief Compliance Officer and General Counsel to all the Company’s worldwide affiliates which include, among other things, management and supervision of the Company’s legal staff and the provision of legal services to the Company’s individual business units around the world, the provision of competent legal and strategic advice and counsel to executive management and the Company’s board of directors, overseeing and ensuring proper regulatory compliance by the Company and each of its individual business units in each jurisdiction where the Company and its affiliates conduct business worldwide, representing the Company and its affiliates before various state, federal and international regulatory agencies around the world, properly representing and defending the Company and its affiliates in arbitrations and litigations in the United States and certain international jurisdictions and the judicial and efficient retention, management and use of outside counsel.

After concluding that Messrs. Addesso, de Saram, Mukherjee and Shoemaker performed as expected, the Compensation Committee followed a similar process in determining whether to adjust each Named Executive Officer’s salary, the amount of any such adjustment, whether to award a bonus, and the amount of any such bonus.  In addition, the Compensation Committee also generally considered, but without engaging in benchmarking, its knowledge of compensation decisions made by competitors with respect to persons in comparable positions based upon information those competitors have publicly disclosed.  As with making its assessment as to performance, no specific factors applicable to any one Named Executive Officer or all of the Named Executive Officers as a group were identified by the Compensation Committee and no factors were given more importance than others.  All decisions with respect to salary adjustments and bonus awards were made on an individual basis, without any comparison among the Named Executive Officers, and were subjectively determined.”

Since we believe that our CD&A in the 2011 annual meeting proxy statement complied with all applicable requirements and the disclosure we are proposing is designed to bring some additional clarity to the disclosures that we previously provided and not add new material information for investors, we do not believe that it is necessary or appropriate to amend our 2010 Annual Report on Form 10-K to provide this additional disclosure.

However, and as noted in our December 1, 2009 letter, the Company will disclose in its future filings any material factors or criteria that may be specifically identified and considered by the Compensation Committee in adjusting the base salaries and bonus awards of its Named Executive Officers beyond just the Compensation Committee’s subjective and discretionary determination of the NEO’s adequate execution of his respective responsibilities as described above.

Everest Re Group, Ltd
File No. 001-15731
October 4, 2011

Please let me know if you require any additional information.

Sincerely,

/S/ DOMINIC J. ADDESSO
Dominic J. Addesso